ENTERRA ENERGY TRUST

CONSOLIDATED BALANCE SHEETS

(Thousands of Canadian dollars)

(unaudited)

	March 31	December 31
	2008	2007

Assets
Current assets
Cash and cash equivalents	7,616	3,554
Accounts receivable	41,032	30,391
Prepaid expenses, deposits and other	3,370	2,270
Financial instruments	853	607
Future income tax asset	3,778	2,187
	56,649	39,009
Property, plant and equipment (note 4)	504,866	556,778
Long term receivables	5,461	4,003
	566,976	599,790

Liabilities
Current liabilities
Bank indebtedness (note 5)	131,652	171,953
Accounts payable and accrued liabilities	36,431	35,763
Financial instruments	12,575	5,764
Note payable	-	711
	180,658	214,191
Convertible debentures (note 6)	112,105	111,692
Asset retirement obligations (note 7)	27,583	29,939
Future income tax liability	18,033	24,784
	338,379	380,606

Unitholders’ equity (note 8)
Unitholders’ capital	667,690	667,690
Equity component of convertible debentures (note 6)	3,977	3,977
Warrants	1,215	1,215
Contributed surplus	6,109	4,660
Accumulated other comprehensive (loss) (note 9)	(35,107)	(44,978)
Deficit	(415,287)	(413,380)
	228,597	219,184

	566,976	599,790

Capital disclosures (note 10)

Subsequent event (note 14)

See accompanying notes to consolidated financial statements.

ENTERRA ENERGY TRUST

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Thousands of Canadian dollars except per unit amounts)

(unaudited)

	Three months ended	Three months ended
	March 31, 2008	March 31, 2007
Revenues
Oil and natural gas	53,503	44,010
Royalties	(13,104)	(11,990)
	40,399	32,020
Other income	-	1,036
	40,399	33,056

Expenses
Operating	13,911	15,564
General and administrative	6,049	6,036
Interest on bank indebtedness	2,030	3,055
Interest on convertible debentures	2,831	1,785
Depletion, depreciation and accretion (notes 4 and 7)	24,855	30,905
Goodwill impairment	-	49,341
Foreign exchange loss (gain)	180	(662)
	49,856	106,024
Loss before income taxes	(9,457)	(72,968)

Income taxes
Current	180	49
Future reduction	(7,730)	(10,265)
	(7,550)	(10,216)

Net loss	(1,907)	(62,752)

Other comprehensive income (loss)
Foreign currency translation adjustment (note 9)	9,588	(2,967)
Comprehensive income (loss)	7,681	(59,785)

Net loss per trust unit (note 8) – basic and diluted	(0.03)	(1.12)

CONSOLIDATED STATEMENTS OF DEFICIT
(Thousands of Canadian dollars except per unit amounts) (unaudited)

Deficit, beginning of year	(413,380)	(240,777)
Change in accounting policy	-	1,010
Net loss	(1,907)	(62,752)
Distributions declared	-	(11,825)
Deficit, end of year	(415,287)	(314,344)

ENTERRA ENERGY TRUST

CONSOLIDATED STATEMENTS OF CASH FLOW

(Thousands of Canadian dollars)

(unaudited)

	Three months ended	Three months ended
	March 31, 2008	March 31, 2007
Cash provided by (used in):
Operating
Net loss	(1,907)	(62,752)
Depletion, depreciation and accretion	24,855	30,905
Goodwill impairment	-	49,341
Foreign exchange loss (gain)	312	(716)
Financial derivatives	6,537	10,536
Amortization of financing charges	327	-
Unit-based compensation	1,449	1,352
Non-cash interest expense	413	362
Income tax reduction	(7,730)	(10,265)
Cash paid on asset retirement obligations	(213)	(799)
	24,043	17,964
Changes in non-cash working capital items	(10,814)	4,793
	13,229	22,757
Financing
Repayment of bank indebtedness (note 5)	(48,947)	(1,577)
Increase in bank indebtedness (note 5)	8,646	-
Repayment of notes, net	(742)	-
Distributions paid	-	(15,839)
Issue of trust units, net of issue costs	-	(371)
Financing fees	-	(305)
Capital lease	-	(231)
	(41,043)	(18,323)
Investing
Property, plant and equipment additions	(9,374)	(10,185)
Proceeds on disposal of property, plant and equipment	39,482	-
Long-term receivable	777	-
Changes in non-cash working capital items	859	3,692
	31,744	(6,493)
Foreign exchange on financial balances	132	-
Change in cash and cash equivalents	4,062	(2,059)
Cash and cash equivalents, beginning of year	3,554	2,162
Cash and cash equivalents, end of year	7,616	103

During the three month period ended March 31, 2008, Enterra paid interest expense of $3,733 (three months ended March 31, 2007 - $3,167) and taxes of $180 (three months ended March 31, 2007 – $34).

See accompanying notes to consolidated financial statements.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2008 and for the three months ended March 31, 2008 and 2007

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(unaudited)

1.

Basis of presentation

The interim consolidated financial statements of the Enterra Energy Trust (the “Trust” or “Enterra”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  These interim consolidated financial statements have been prepared following the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2007, except as noted below.  These financial statements should be read in conjunction with the 2007 annual consolidated financial statements.  The interim consolidated financial statements contain disclosures which are supplemental to the Trust’s annual consolidated financial statements.

These consolidated financial statements include the accounts of the Trust and its subsidiaries (collectively the “Trust” or “Enterra” for purposes of the following notes to the consolidated financial statements).  All inter-company accounts and transactions have been eliminated.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current quarter.

2.

Going concern

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting standards.  The going concern basis of presentation assumes that the Trust will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The debt agreements of the Trust currently require that borrowings under the second-lien facility, which is at $29.1 million, (see note 5) be reduced to $28.0 million by June 30, 2008.  Furthermore, the Trust must make interest payments on its convertible debentures (see note 6) of approximately $4.9 million on June 30, 2008.  Per the relevant agreements, the Trust cannot use cash flow from operations to fund the required debt and interest repayments.  Therefore, the Trust must use proceeds from asset dispositions or the issuance of new equity or new borrowings to make the required payments.  If the Trust is not able to meet these commitments by June 30, 2008 then the going concern assumption may not be appropriate and adjustments to the carrying values of assets and liabilities, the reported revenue and expenses, and the balance sheet classifications used may be necessary.

3.

Adoption of New Accounting Standards

Financial instrument and capital disclosures

The CICA has issued the following accounting standards effective for fiscal years beginning on or after January 1, 2008:  Section 1535 “Capital Disclosures”, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”.

Section 1535 “Capital Disclosures” requires Enterra to provide disclosures about the capital of Enterra and how it is managed.

Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” replace Section 3861 “Financial Instruments - Disclosure and Presentation”, revising disclosures related to financial instruments, including hedging instruments, and carrying forward unchanged presentation requirements.

The adoption of these new accounting standards did not impact the amounts reported in the financial statements of Enterra; however, it did result in expanded note disclosure (see note 10 and note 11).

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2008 and for the three months ended March 31, 2008 and 2007

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(unaudited)

4.

Property, plant and equipment

		March 31, 2008
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	1,041,075	539,161	501,914
Office furniture and equipment	5,355	2,403	2,952
	1,046,430	541,564	504,866

			December 31, 2007
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	1,064,536	510,798	553,738
Office furniture and equipment	5,355	2,315	3,040
	1,069,891	513,113	556,778

During Q1 2008 $nil of general and administrative expenses were capitalized and included in the cost of the petroleum and natural gas properties (Q1 2007 - $0.2 million).

At March 31, 2008 costs of undeveloped land and seismic of $16.6 million (Q1 2007 - $24.2 million) were excluded from and $10.5 million (Q1 2007 - $5.9 million) of future development costs were added to the Canadian cost centre for purposes of the calculation of depletion expense.  At March 31, 2008 costs of undeveloped land of $nil (Q1 2007 – $17.3 million) were excluded from and $3.0 million (Q1 2007 - $3.0 million) of future development costs were added to the U.S. cost centre for purposes of the calculation of depletion expense.

Depletion and depreciation expense related to the Canadian and the U.S. cost centers in Q1 2008 were $15.5 million and $8.8 million respectively (Q1 2007 – $18.2 million and $10.0 million).

Enterra completed ceiling test calculations for the Canadian and U.S. cost centers at March 31, 2008 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test did not result in a write down in the Canadian or U.S. cost centers (Q1 2007 - $2.1 million write down in the Canadian cost center and $nil in the U.S. cost center).  Enterra includes ceiling test write downs in depletion expense.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2008 and for the three months ended March 31, 2008 and 2007

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(unaudited)

5.

Debt

	March 31, 2008	December 31, 2007
Revolving credit facility	96,250	129,500
Operating credit facility	6,015	2,116
Second-lien facility	29,053	40,000
Other	334	337
Bank indebtedness	131,652	171,953

The revolving and operating credit facilities have a maximum borrowing capacity of $110.0 million with current borrowings at March 31, 2008 of $102.3 million.  Under the credit agreement, Enterra is required to make quarterly payments of $3.0 million commencing at the end of June, 2008 to reduce the amounts drawn on the revolving and operating facilities.  The quarterly payments on these facilities permanently reduce the amounts that can be drawn on the facilities.

The indebtedness under the second-lien credit facility is $29.1 million at March 31, 2008, and must be reduced to $28.0 million by June 30, 2008.  The maturity date of these credit facilities is November 20, 2008.  Enterra has also committed to extend the distribution suspension period for the duration of the facilities in order to advance its debt repayment program.  The agreement also restricts the convertible debenture interest payments for June 30, 2008 from being sourced from internally generated cash flow or with the proceeds of asset sales, but allows for the payment via alternative financings or via the trust unit interest payment election mechanism contained in the terms governing the convertible debentures.

Borrowings under the revolving and operating credit facilities bear interest at Canadian dollar BA or U.S. dollar LIBOR rates plus a margin of 2.00%, or Canadian or U.S. prime rates plus a margin of 1.00% depending on the form of borrowing and the amount of debt outstanding relative to cash flow.  As at March 31, 2008 all borrowings under the facilities were denominated in Canadian dollars and interest was being accrued at a rate of 6.23% per annum.  At March 31, 2008, letters of credit totaling $0.5 million reduced the amount that can be drawn under the operating credit facility.

The second-lien facility is a non-revolving credit facility and is subordinated to the revolving and the operating credit facilities.  The facility bears interest at Canadian dollar BA or U.S. dollar LIBOR rates plus a margin of 6.50%, or Canadian or U.S. prime rates plus a margin of 5.50% depending on the form of borrowing.  As at March 31, 2008 all borrowings under the second-lien facility were denominated in Canadian dollars and interest was being accrued at a rate of 10.69% per annum.

The lenders are currently conducting a borrowing base review based on the 2008 reserve report.  Management anticipates that the amounts available under the revolving and operating facility will increase as a result of the lenders review of the borrowing base.

Other credit facilities

•

A building mortgage, secured by the building that bears interest at 7.00% per annum.  The facility matures on July 1, 2020.  The loan balance was $0.3 million as at March 31, 2008 and 2007.

•

A promissory note, used to acquire, and secured by, equipment owned by Enterra.  The note matures on February 20, 2009 and bears interest at US prime plus 1.00%.  At March 31, 2008 and 2007, the balance of the note was $0.1 million.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2008 and for the three months ended March 31, 2008 and 2007

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(unaudited)

6.

Convertible debentures

At March 31, 2008, the Trust had $80.3 million in 8% convertible debentures outstanding with an estimated fair value of $70.1 million and $40.0 million in 8.25% convertible debentures outstanding with an estimated fair value of $34.8 million.

	8% Series	8.25% Series	Total	Equity Component
Balance, December 31, 2007	76,032	5,660	111,692	3,977
Accretion of discount	223	190	413	-
Balance, March 31, 2008	76,255	5,850	112,105	3,977

7.

Asset retirement obligations

The asset retirement obligations were estimated by management based on the working interest of Enterra in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred.  At March 31, 2008, the asset retirement obligation is estimated to be $27.6 million (Q1 2007 – $28.2 million), based on a total future liability of $45.1 million (Q1 2007 - $48.7 million). These obligations will be settled at the end of the useful lives of the underlying assets, which currently averages at five years, but extends up to 21 years into the future. This amount has been calculated using an inflation rate of 2.0% and discounted using a credit-adjusted risk-free interest rate of 8.0% to 10.0%.

The following table reconciles the asset retirement obligations:

Asset retirement obligation, December 31, 2007	29,939
Additions	24
Accretion expense	536
Dispositions	(2,922)
Costs incurred	(213)
Foreign exchange	219
Asset retirement obligation, March 31, 2008	27,583

8.

Unitholders’ equity

Issued trust units

	Number of Units	Amount
Balance at December 31, 2007	61,435,895	667,690
Issued under restricted unit plan	-	-
Balance at March 31, 2008	61,435,895	667,690

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2008 and for the three months ended March 31, 2008 and 2007

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(unaudited)

 Contributed surplus

Balance at December 31, 2007	4,660
Trust unit option based compensation	453
Restricted and performance unit compensation	996
Transfer to trust units on restricted and performance unit exercises	-
Balance at March 31, 2008	6,109

Trust unit options

Enterra has granted trust unit options to its directors, officers, employees and consultants.  Each trust unit option permits the holder to purchase one trust unit at the stated exercise price.  All options vest over a 2 to 3 year period and have a term of 4 to 5 years. At the time of grant, the exercise price is equal to the market price.  The forfeiture rate is estimated to be 10%.  The following options have been granted:

	Number of options	Weighted- average exercise price
Options outstanding, December 31, 2007	1,474,334	14.51
Options forfeited	(481,334)	23.16
Options outstanding, March 31, 2008	993,000	10.66
Options exercisable, March 31, 2008	409,673	12.90

Exercise price range	Number of options	Weighted average exercise price	Weighted average remaining contract life
$1.65	450,000	1.65	4.66
$15.33 to $20.12	443,000	16.83	4.08
$23.26 to $26.80	100,000	23.92	3.17
	993,000	10.66	4.25

Restricted and performance units

Enterra has granted restricted and performance units to directors, officers, and employees.  Restricted units vest over a contracted period and provide the holder with trust units on the vesting dates of the restricted units.  The units granted are the product of the number of restricted units times a multiplier.  The multiplier starts at 1.0 and is adjusted each month based on the monthly distribution of the Trust divided by the five-day weighted average price of the  trust units based on the New York Stock Exchange for the period preceding the distribution date.  Performance units vest at the end of two years and provide the holder with trust units based on the same multiplier as the restricted units as well as a payout multiplier.  The payout multiplier ranges between 0.0 and 2.0 based on the Trust’s total unitholder return compared to its peers.  The forfeiture rate is estimated to be 10% for 2008.  As at March 31, 2008 the payout multiplier was estimated to be nil based on the total unitholder return of Enterra compared to its peers.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2008 and for the three months ended March 31, 2008 and 2007

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(unaudited)

The following restricted and performance units have been granted:

	Number of restricted units	Weighted-average grant date fair value	Number of performance units	Weighted-average grant date fair value
Units outstanding, December 31, 2007 2002002007	1,057,483	4.77	454,171	6.29
Granted	161,612	1.49	-	-
Vested	-	-	-	-
Forfeited	(48,677)	3.65	(170,898)	3.00
Units outstanding, March 31, 2008	1,170,418	4.57	283,273	8.31

The estimated value of the restricted units and performance units is based on the trading price of the trust units on the grant date.  For performance units the estimated fair value is adjusted for the estimated payout multiple, which at March 31, 2008 was nil.

Reconciliation of earnings per unit calculations

For the three months ended March 31, 2008
	Net loss	Weighted Average Units Outstanding	Per Unit
Basic and diluted	(1,907)	61,435,895	(0.03)

For the three months ended March 31, 2007
	Net loss	Weighted Average Units Outstanding	Per Unit
Basic and diluted	(62,752)	56,231,442	(1.12)

9.

Accumulated other comprehensive (loss)

2008
Opening balance, December 31, 2007	(44,978)
Cumulative translation of self-sustaining operations	9,588
Foreign exchange loss realized	283
Balance at March 31, 2008	(35,107)

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2008 and for the three months ended March 31, 2008 and 2007

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(unaudited)

Accumulated other comprehensive (loss) is comprised entirely of currency translation adjustments on the U.S. operations.

10.  Capital disclosures

The capital structure of Enterra consists of unitholder’s equity, convertible debentures, note payable, capital leases, bank indebtedness and cash and cash equivalents as noted below.

	March 31, 2008	December 31, 2007
Components of Capital:
Unitholder’s equity	228,597	219,184
Convertible debentures	112,105	111,692
Note payable and capital leases	-	711
Bank indebtedness	131,652	171,953
Less:
Cash and cash equivalents	7,616	3,554
	464,738	499,986

Enterra’s objectives when managing capital are:

•

to reduce debt, with the long term goal to improve the balance sheet;

•

to manage capital in a manner which balances the interest of equity and debt holders;

•

to manage capital in a manner that will maintain compliance with its financial covenants; and

•

to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future exploration and development.

Enterra manages its capital structure as determined by management and approved by the board of directors.  The policy of Enterra is to make adjustments to its capital structure based on changes in economic conditions and planned requirements.  Enterra has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce debt or balance equity, controlling the amount it returns to unitholders, and making adjustments to its capital expenditures program.

Enterra monitors capital using an interest coverage ratio that has been externally imposed as part of the credit agreement.  Enterra is required to maintain an interest coverage ratio greater than 3.00 to 1.00, this ratio is calculated as follows:

	March 31, 2008	December 31, 2007
Interest Coverage:
Cash flow over the prior four quarters (1)	99,394	93,931
Interest expenses over the prior four quarters	21,214	21,244
	4.69 : 1.00	4.42 : 1.00

(1) Note these amounts are defined terms within the credit agreements

As at March 31, 2008 and December 31, 2007, Enterra complied with the terms of the credit facilities.  There have been no changes to Enterra’s capital structure, objectives, policies and processes over the prior year.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2008 and for the three months ended March 31, 2008 and 2007

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(unaudited)

11.

Financial risk management

(a)  Fair value of financial instruments

The fair value of financial instruments is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.  Fair values are determined by reference to quoted market prices, as appropriate, in the most advantageous market for that instrument to which we have immediate access.  Where quoted market prices are not available, we use the closing price of the most recent transaction for that instrument.  In the absence of an active market, we determine fair values based on prevailing market rates for instruments with similar characteristics.

(i)  Convertible debentures

At March 31, 2008 the convertible debentures have a carrying value of approximately $112.1 million (December 31, 2007 - $111.7 million), excluding the amount allocated to the equity component and a fair value of approximately $104.9 million (December 31, 2007 - $111.7 million).  The fair value of the convertible debentures is determined based on market prices at March 31, 2008 and December 31, 2007, respectively.

(ii)

  Derivative financial instruments

The Trust’s financial and physical commodity contracts have been designated as derivatives and are recorded at estimated fair value with changes in estimated fair value each period charged to earnings.  Fair values are determined based on internal and external valuation models, such as option pricing models and discounted cash flow analysis, that use observable market based inputs and assumptions.

The fair value of the derivatives at March 31, 2008, which includes fixed price physical contracts is estimated to be a net liability of $11.7 million (December 31, 2007 – liability of $5.2 million).  Included in the oil and natural gas revenues is an unrealized loss on financial derivatives of $6.8 million (Q1 2007 – unrealized loss of $10.4 million).  Included in operating expenses is an unrealized gain of $0.3 million (Q1 2007 – unrealized gain of $0.2 million).

(iii)  Other financial instruments

Cash and cash equivalents has been classified as held for trading and is recorded at fair value on the balance sheet.  Changes in the fair value are recorded in net earnings.  The fair value of the financial instruments, except the convertible debentures, cash and cash equivalents and commodity contracts approximate their carrying value as they are short term in nature or bear interest at floating rates.

(b)  Financial risk management

In the normal course of operations, Enterra is exposed to various market risks such as liquidity, credit, interest rate, foreign exchange and commodity risk.  To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks.  The objectives of Enterra to managing risk are as follows:

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2008 and for the three months ended March 31, 2008 and 2007

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(unaudited)

Objectives:

•

maintaining sound financial condition;

•

financing operations; and

•

ensuring liquidity to all Canadian and U.S. operations.

In order to satisfy the objectives above, Enterra has adopted the following policies:

•

prepare budget documents at prevailing market rates to ensure clear, corporate alignment to performance management and achievement of targets;

•

recognition and observation of the extent of operating risk within the business;

•

identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships; and

•

utilize financial instruments, including derivatives to manage the remaining residual risk to levels that are within the risk tolerance of the Trust.

The policy objective with respect to the utilization of derivative financial instruments is to selectively mitigate the impact of fluctuations in commodity prices.  The use of any derivative instruments is carried out in accordance with approved limits as authorized by the board of directors and imposed by external financial covenants.  It is not the intent of Enterra to use financial derivatives or commodity instruments for trading or speculative purposes and no financial derivatives have been designated as hedges.

There have been no changes in risks that have arisen or how the Enterra manages those risks from the prior period.

(i) Market risks

Oil and gas commodity price risks

Enterra is exposed to fluctuations in natural gas and crude oil prices.  Enterra has entered into derivative financial instruments and fixed price physical contracts to minimize the exposure to fluctuations in the crude oil and natural gas prices. At March 31, 2008, the following financial derivative contracts are outstanding:

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2008 and for the three months ended March 31, 2008 and 2007

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(unaudited)

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Fixed	Gas	7.95 (US$/mmbtu)	2,000 mmbtu	April 1, 2008 – October 31, 2008
Collars	Gas	6.50 by 10.50 (US$/mmbtu)	3,000 mmbtu	April 1, 2008 – October 31, 2008
Three way collars	Gas	7.25 by 9.75 (US$/mmbtu) (1)	5,000 mmbtu	April 1, 2008 – October 31, 2008

Collars	Oil	55.00 by 75.25 (US$/bbl)	500 bbl	January 1, 2008 – June 30, 2008
Floors	Oil	62.00 (US $/bbl)	500 bbl	February 1, 2008 – June 30, 2008
Collars	Oil	62.00 by 75.60 (US $/bbl)	500 bbl	April 1, 2008 – June 30, 2008
Collars	Oil	62.00 by 80.50 (US$/bbl)	500 bbl	July 1, 2008 – December 31, 2008
Collars	Oil	62.00 by 80.05 (US$/bbl)	500 bbl	July 1, 2008 – December 31, 2008
Collars	Oil	72.00 by 91.50 (US$/bbl)	500 bbl	January 1, 2009 – December 31, 2009

(1) In the event that NYMEX declines below $6.00 Enterra will lose its $7.25 floor protection but will receive a premium of US$1.25/mmbtu

Enterra had the following fixed price physical contracts outstanding as at March 31, 2008:

Fixed	AECO Gas	$7.84/GJ	2000 GJ/d	April 1, 2008 – October 31, 2008
Collars	Oil	72.00 by 91.50 (US$/bbl)	500 bbl	January 1, 2009 – December 31, 2009

Electricity commodity price risks

The Trust is subject to electricity price fluctuations in its operations and it manages this risk by entering into forward fixed rate electricity derivative contracts on a portion of its electricity requirements.  The Trust’s outstanding electricity derivative contracts as at March 31, 2008 are summarized below.

Fixed purchase	Power (Alberta)	62.90 (Cdn$/Mwh)	72 Mwh	July 1, 2007 – December 31, 2009

The following sensitivities show the impact to pre-tax net income for the period ended March 31, 2008 related to derivative financial instruments of the respective changes in crude oil prices, natural gas and electricity.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2008 and for the three months ended March 31, 2008 and 2007

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(unaudited)

	Increase (decrease) to pre-tax net income
	Decrease in market price ($1.00 per bbl and $0.50 per mcf)	Increase in market price ($1.00 per bbl and $0.50 per mcf)
Crude oil derivative contracts (bbl)	881,380	(511,266)
Natural gas derivative contracts (mcf)	189,491	(1,192,240)

	$1 per Mwh decrease in market price	$1 per Mwh increase in market price
Electricity derivative contracts (Mwh)	(34,459)	60,144

Foreign exchange currency risks

Enterra is exposed to foreign currency risk as approximately 42% of its production is from the U.S. division.  In addition, the Canadian division has derivative financial instruments denominated in U.S. dollars.  Enterra has not entered into any derivative contracts to mitigate its currency risks as at March 31, 2008.

Changes in the U.S. to Canadian foreign exchange rates with respect to the U.S. division affect other comprehensive income as the division is considered a self-sustaining foreign operation.  The following financial instruments were denominated in U.S. dollars:

	Canadian division (in U.S. dollars)	U.S.division (in U.S. dollars)
Cash and cash equivalents	-	4,950,244
Accounts receivable	-	21,989,910
Financial instruments	(8,613,648)	(2,805,732)
Accounts payable	-	(10,803,303)
Bank indebtedness	-	(325,533)

Net exposure	(8,613,648)	13,005,586

Effect of a $0.02 increase in U.S. to CDN exchange rate:
Increase (decrease) to pre-tax net income	(172,273)	-
Increase (decrease) to other comprehensive income	-	260,112
Effect of a $0.02 decrease in U.S. to CDN exchange rate:
Increase (decrease) to pre-tax net income	172,273	-
Increase (decrease) to other comprehensive income	-	(260,112)

Interest rate risk

Interest rate risk arises on the outstanding bank indebtedness that bears interest at floating rates.  The results of Enterra are impacted by fluctuations in interest rates as its outstanding bank indebtedness carries floating interest rates.

Enterra has not entered into any derivative contracts to mitigate the risks related to fluctuations in interest rates as at March 31, 2008.   The following sensitivities show the impact to pre-tax net income for the period ended March 31, 2008 of the respective changes in interest rates.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2008 and for the three months ended March 31, 2008 and 2007

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(unaudited)

	Change to pre-tax net income
	1% decrease in market interest rates	1% increase in market interest rates
Interest on bank indebtedness	927	(927)

The convertible debentures bear interest at fixed rates.

(ii)  Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade, joint venture receivables as well as any derivative financial instruments in a receivable position.  Enterra does not hold any collateral from counterparties.  The maximum exposure to credit risk is the carrying amount of the related amounts receivable.

The significant balances receivable, excluding non-aging accounts such as and related to cash calls, taxes receivable and operating advances are set out below:

	March 31, 2008	December 31, 2007
Accounts receivable – trade	34,558	23,541
Accounts receivable – joint venture	3,233	3,724
Allowance for doubtful accounts	(1,103)	(1,114)
	36,688	26,151

Should Enterra determine that the ultimate collection of a receivable is in doubt, based on the processes for managing credit risk, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings.  If Enterra subsequently determines an account is uncollectible, the account is written off with a corresponding charge to allowance for doubtful accounts.

The aging of accounts receivable is set out below:

	March 31, 2008
	Trade	Joint Venture
Current	31,939	833
Over 30 days	1,182	299
Over 60 days	1,116	109
Over 90 days	321	1,992
	34,558	3,233

The credit quality of financial assets that are neither past due nor impaired has been assessed and adequately evaluated for impairment based on historical information about the nature of the counterparties.

Purchasers of the natural gas, crude oil and natural gas liquids of Enterra comprise a substantial portion of accounts receivable.  A portion of accounts receivable are with joint venture partners in the oil and gas industry.  The policy of Enterra is to take the following precautions to reduce credit risk:

•

the financial strength of the counterparties is assessed;

•

the total exposure is reviewed regularly and extension of credit is limited; and

•

collateral may be required from some counterparties.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2008 and for the three months ended March 31, 2008 and 2007

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(unaudited)

As described in note 13, Enterra has a long-term receivable with a joint venture partner.  The credit risk as a result of this arrangement is mitigated by the ability of Enterra to withhold the joint venture partner’s share of production until such time as the amounts receivable are paid or the production withheld exceeds the amounts owed to Enterra.

(iii)  Liquidity risks

Liquidity risk is the risk that Enterra will not be able to meet its financial obligations as they come due (see note 2).  The policy of Enterra is to mitigate this risk through actively managing its capital, which it defines as unitholder’s equity, convertible debentures, note payable, bank indebtedness and cash and cash equivalents.  Management of liquidity risk over the short and longer term, includes continual monitoring of forecasted and actual cash flows to ensure sufficient liquidity to meet financial obligations when due and maintaining a flexible capital management structure.  Enterra strives to balance the proportion of debt and equity in its capital structure given its current oil and gas assets and planned investment opportunities.

All financial liabilities have short-term maturities with the exception of the convertible debentures (note 6), as set out below:

Financial Instrument - Liability
	Less than 1 Year	1 Year	2-3 Years	3-5 Years	Total	Fair Value
Convertible debentures	-	-	80,331	40,000	120,331	104,900
Interest on above debt	9,726	9,726	18,917	1,100	39,469	39,469
Accounts payable & accrued liabilities	36,431	-	-	-	36,431	36,431
Financial instruments	12,575	-	-	-	12,575	12,575
Total obligations	58,345	9,726	99,248	41,100	208,419	192,988

The repayment terms and maturity dates of the credit facilities of Enterra are disclosed in note 5.  The credit facilities must be repaid on November 20, 2008.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at March 31, 2008 and for the three months ended March 31, 2008 and 2007

(Expressed in millions of Canadian Dollars)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(unaudited)

12.

Segmented information

The Trust has one operating segment that is divided amongst two geographical areas.  The following is selected financial information from the two geographic areas.

	Three months ended March 31, 2008	Three months ended March 31, 2007
Revenue
Canada	31,894	25,788
U.S.	21,609	18,222
	53,503	44,010
Property, plant and equipment
Canada	260,005	321,446
U.S.	244,861	312,591
	504,866	634,037
Goodwill
Canada	-	27,122
	-	27,122

13.

Related party transactions

In 2006 Enterra entered into a farm-out agreement with Petroflow Energy Ltd. (“Petroflow”), a public oil and gas company, to fund 100% of the drilling and completion costs of the Oklahoma Asset’s undeveloped lands.  The former Chief Executive Officer and former director of Enterra owned, directly and indirectly, approximately 16% of the outstanding shares of Petroflow during his tenure at Enterra.  A current director of Enterra owns approximately 2% of the outstanding shares of Petroflow.  As at March 31, 2008, US$2.8 million of trade receivables and US$8.7 million of long-term receivables were due from Petroflow (of which US$3.3 million is due within one year and classified as current).  The long-term receivables are for infrastructure costs incurred that are to be repaid by Petroflow over a three-year period and is subject to interest of 12% per annum.  During Q1 2008, US$0.3 million of interest income was earned on the long-term receivables from Petroflow (Q1 2007 – $nil).  In 2008, US$0.8 million of principal payments have been received.  The balance at March 31, 2008 is US$8.7 million.

On November 23, 2007, Enterra entered into a consulting agreement with Trigger Projects Ltd. for management services that would effectively be expected of the most senior manager of the Trust.  This contract has terms that require payment for services of $40,000 per month and a bonus of up to $0.5 million on termination.  The contract expires on May 31, 2008.  Payments of $177,000 were made to Trigger Projects Ltd. during Q1 2008 and $nil was payable at March 31, 2008.

Prior to December 2007, Enterra paid Macon Resources Ltd. (“Macon”), a company 100% owned by the former Chief Executive Officer, for management services provided by the former Chief Executive Officer and for a portion of 2006 a previous Chief Financial Officer.  Macon did not provide any services to Enterra in 2008.  During Q1 2007 50,000 restricted units (valued at $0.4 million based on the unit price of trust units on the grant date) were granted to Macon.  On February 28, 2007, these restricted units vested and were converted to 50,441 trust units.  The former Chief Executive Officer resigned as an officer and director on November 27, 2007 and February 20, 2008 respectively.

14.  Subsequent event

In April 2008, the Trust disposed of certain Canadian oil and gas assets for net proceeds of $1.5 million.  These proceeds were directed to the repayment of the revolving and operating credit facilities.